

August 8, 2013

<u>Via Email</u>
Steven J. Geiser
Vice President, Chief Financial Officer and
  Principal Accounting Officer
PMC-Sierra, Inc.
1380 Bordeaux Drive
Sunnyvale, CA 94089

     Re: PMC-Sierra, Inc.
              Form 10-K for the fiscal year ended December 29, 2012
              Filed February 28, 2013
              File No. 000-19084

Dear Mr. Geiser:

     We have reviewed your letter dated July 26, 2013 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

     After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the fiscal year ended December 29, 2012</u>

<u>Note 16 – Segment Information, page 82</u>

1.   We note your response to prior comment 6. However, we note from the Business section that the company has described its products in terms of the three market segments in which its semiconductor devices are used. Further your response to the last bullet of comment 3 of our letter dated May 28, 2013, explains how these market segments are served by semiconductor devices grouped together based on the solutions they provide to end users - namely, (i) Enterprise Storage products, (ii) Microprocessor products, (iii) Communication products, and (iv) Broadband Wireless products, These product groupings also represent the operating segments of the company. As noted in ASC 280-10-50-38, the entity-wide information called for by paragraphs ASC 280-10-50-40 to

ASC 280-10-50-42 apply to all public entities, <u>including those that have a single reportable segment</u>. Please revise this note in future filings to provide the revenues by product disclosures based on your four product groups as required by ASC280-10-50-40.

You may contact Eric Atallah, Staff Accountant at (202) 551-3663 or me at (202) 551-3643 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant at (202) 551-3671.

Sincerely,

/s/ Kevin L. Vaughn

Kevin L. Vaughn
Accounting Branch Chief